June 4, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549 – 7010
Attention: April Sifford, Branch Chief

Re:           Unilever PLC
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 001-14546

Unilever NV
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 001-14547

Dear Ms. Sifford:

Set forth below is the response of Unilever PLC (“PLC”) and Unilever NV (“NV”) to the comment of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F for the year ended December 31, 2006 filed by PLC and NV on March 29, 2007 (the “20-F”), which were delivered in your letter to PLC and NV dated May 23, 2007.  We set forth below first the Commission’s comment in italics and follow with PLC’s and NV’s response. The “Unilever Group” has the meaning assigned to it in the 20-F.

Additional Information for US Investors, page 157

Please present net income attributable to minority interests as a component of net income under US GAAP.  Refer to Rule 5-03 of Regulation S-X for additional guidance.  In addition, consider including a narrative explanation to explain the classification differences between US GAAP and IFRS for minority interests in your consolidated balance sheets and income statements.

It appears that the page reference and section title given in the Commission’s comment relate to our 2005 Form 20-F. We note that a comparable presentation of minority interests is given in our 2006 Form 20-F on Page 124.

The Unilever Group does not have any material divergences between US GAAP and IFRS that impact minority interests.  As an alternative to the Unilever Group’s current presentation, the same information could have been presented by starting with IFRS net income as adjusted for net income attributable to minority interests.  Using this alternative presentation, the US GAAP adjustments listed would not have changed.

Since there would be no impact to the reconciling adjustments themselves, the Unilever Group proposes to change its disclosure prospectively in its 2007 Form 20-F to reconcile from IFRS net income as adjusted for minority interests.  The Unilever Group will also include prospectively in its 2007 Form 20-F a narrative description of the differences in presentation of minority interests between IFRS and US GAAP.

The Unilever Group hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please contact David A. Schwartz at 201-894-2753.

Sincerely,
/s/ David A. Schwartz
David A. Schwartz

Copies to:

Ryan Milne
U.S. Securities and Exchange Commission

Rudolph Markham
Chief Financial Officer,
Unilever NV and Unilever PLC